File No.70-9109




	CERTIFICATE OF NOTIFICATION

	(Rule 24)

	SECURITIES AND EXCHANGE COMMISSION

	by

	NATIONAL GRID USA

It is hereby certified that the transactions detailed below, if any, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 10, 1997 with respect thereto ("Order"), have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission as follows:

During the quarter ended March 31, 2002, National Grid USA made no new money borrowings and had no short-term debt outstanding pursuant to the Order.


	          SIGNATURE

Pursuant to the requirements of the Public Utility Holding
Company Act of l935, the undersigned company has duly caused this certificate of notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

                             National Grid USA

		s/John G. Cochrane
_____________________________
John G. Cochrane
		Vice President and,
Chief Financial Officer

Date:  May 2, 2002